

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2024

Ehud Geller, Ph.D.
Interim Chief Executive Officer and Director
PainReform Ltd.
65 Yigal Alon St.
Tel Aviv, Israel 6744316

      Re: PainReform Ltd.
          Registration Statement on Form F-3
          Filed December 6, 2024
          File No. 333-283655

Dear Ehud Geller Ph.D.:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Daniel Crawford at 202-551-7767 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Life Sciences

cc: Gary Emmanuel, Esq.